Mail Stop 4561

July 18, 2007

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
New York, NY  10036

> **Re:    iStar Financial Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-15371**

Dear Ms. Rice:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief